VIA EDGAR

December 5, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

101 F Street N.E.

Washington, D.C. 20549

Re:

Credit One Financial, Inc.

Amendment No. 1 to Form 10-K Fiscal Year Ended December 31, 2012

Filed October 9, 2013

Response dated November 18, 2013

File No.:  000-50320

Dear Mr. Spirgel:

Set forth below are the responses of Credit One Financial, Inc. (the “Company”) to the comments received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) by letter dated November 22, 2013, with respect to the Company’s Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012.

For ease of reference, we have reproduced the Staff's comments in italicized font below prior to our response.

Form 10-K/A for the Fiscal Year ended December 31, 2012

General

1.

We note your response to comments 1 and 2 and are unable to agree and provide a waiver.  Therefore, with attention to the requirements of Form 10-K, Regulation S-K, and Regulation S-X, please amend to provide all required disclosure including, but not limited to, financial statements for the prior three years.  Your amendment should also reflect the proposed disclosure and compliance from your response letter dated October 9 and 29, 2013.  Further, please tell us your filer status for the fiscal year ended December 31, 2013 and confirm you will comply with all disclosure and financial statement requirements as well as filing deadlines for Exchange Act reports applicable to your filer status.

Response:

The Company respectfully acknowledges the Staff’s comment and will amend its Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2012, as soon as practicable, but no later than December 31, 2013, to provide all required disclosure including, but not limited to, financial statements for the prior three years with attention pursuant to the requirements of Form 10-K, Regulation S-K, and Regulation S-X.  The Company’s amendment will also reflect the proposed disclosure and compliance from our response letter dated October 9 and 29, 2013.

Further, the Company respectfully confirms that, as a large accelerated filer for the fiscal year ended December 31, 2013, it will comply with all disclosure and financial statement requirements as well as filing deadlines for Exchange Act reports applicable to the Company’s filer status.

***

The Company acknowledges that:

•

It is responsible for the adequacy and accuracy of the disclosure in its filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you for your consideration.  Should any member of the Staff have any questions or additional comments, please do not hesitate to contact the undersigned at (212) 809-1200 (dicky621@yahoo.com.hk).

Very truly yours,

/s/ Dicky Cheung

Dickey Cheung

President and Chief Executive Officer

Cc:

Terry French, U.S. Securities and Exchange Commission

Charles Eastman, U.S. Securities and Exchange Commission

Kate Beukenkamp, U.S. Securities and Exchange Commission

Ajay Koduri, U.S. Securities and Exchange Commission

William Hu, Esq.

2